COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

December 29, 2014

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I (the “Registrant”)

Columbia Intermediary Alternatives Fund

Post-Effective Amendment No. 218

File No. 811-04367

Dear Ms. O’Neal-Johnson:

On behalf of the above-referenced Registrant, an Amendment to the Registration Statement on Form N-1A is being filed electronically under the Investment Company Act of 1940, as amended (the Act). Columbia Intermediary Alternatives Fund (the Fund), referred to as Columbia Alternative Strategies Fund in the Registrant’s Post-Effective Amendment No. 212 filed with the Securities and Exchange Commission on November 14, 2014, is a non-publicly offered fund being established to allow Columbia Adaptive Alternatives Fund to invest a significant portion of its assets in the Fund, in reliance on Section 12(d)(1)(G) of the Investment Company Act of 1940 (the “1940 Act”). Columbia Intermediary Alternatives Fund will, in turn, invest substantially all of its assets in Blackstone Alternative Multi-Strategy Fund, a third-party mutual fund advised by Blackstone Alternative Investment Advisors LLC, in reliance on Section 12(d)(1)(E) of the 1940 Act.

If you have any questions, please contact either me at (617) 385-9536 or Heidi Brommer at (612) 671-2403.

Sincerely,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary
Columbia Funds Series Trust I